UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Solar Senior Capital Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83416M105

(CUSIP Number)

Michael S. Gross Chief Executive Officer Solar Senior Capital Ltd. 500 Park Avenue New York, New York 10022 (212) 993-1670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83416M105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL S. GROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 500,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.88% (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 83416M105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRUCE J. SPOHLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.88% (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 83416M105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR SENIOR CAPITAL INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.88% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 83416M105
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed to report the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of Solar Senior Capital Ltd., a Maryland corporation (the “Issuer”), by each of the reporting persons named in this Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). The principal executive offices of the Issuer are located at 500 Park Avenue, New York, NY 10022.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons:

(1) Michael S. Gross, a United States citizen, is the President and Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The principal business and office address for Mr. Gross is 500 Park Avenue, New York, NY 10022.

(2) Bruce J. Spohler, a United States citizen, is the Chief Operating Officer and a member of the Board of Directors of the Issuer. The principal business and office address for Mr. Spohler is 500 Park Avenue, New York, NY 10022.

(3) Solar Senior Capital Investors LLC (“Solar Investors”) is a Delaware limited liability company. The principal business of Solar Investors is to hold investments in the securities of the Issuer. The principal business and office address for Solar Investors is 500 Park Avenue, New York, NY 10022. The controlling members of Solar Investors are Michael S. Gross and Bruce J. Spohler.

(4) Solar Capital Management, LLC (“Solar Management”) is a Delaware limited liability company. The principal business of Solar Management is to provide office facilities and administrative services to the Issuer and certain other entities. The principal business and office address for Solar Management is 500 Park Avenue, New York, NY 10022. The controlling member of Solar Management is Michael S. Gross.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 2, 2011, in connection with the Issuer’s initial public offering (the “IPO”), Solar Investors acquired 500,000 shares of the Issuer’s Common Stock (the “Private Placement Shares”) at a purchase price equal to $20.00 per share, for an aggregate purchase price of $10,000,000. The acquisition occurred in connection with a private placement, which took place concurrently with the IPO, pursuant to a Share Purchase Agreement (as defined in Item 4 below). The funds used to purchase the shares were derived from working capital, which working capital was primarily contributed from the personal funds of Messrs. Gross and Spohler.

On or about December 16, 2010, in connection with the formation of the Issuer, Solar Management purchased 100 shares of the Issuer’s Common Stock at a purchase price of $20.00 per share, for an aggregate purchase price of $2,000. The funds used to purchase the shares were derived from working capital, which working capital was contributed from the personal funds of Mr. Gross.

Item 4.	Purpose of Transaction

On March 2, 2011, in connection with the IPO, the Issuer entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Solar Investors. Under the terms of the Share Purchase Agreement, Solar Investors acquired the 500,000 Private Placement Shares in a private placement at a purchase price of $20.00 per share, for an aggregate purchase price of $10,000,000. The purchase price included in the Share Purchase Agreement was equal to the price per share of the Issuer’s Common Stock in the IPO. The Share Purchase Agreement also sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and Solar Investors with respect to the qualifications and ability of each to enter into and complete the private placement. The Share Purchase Agreement also provides that the Private Placement Shares are subject to certain registration rights, as discussed more fully in Item 6 below.

The foregoing description of the terms of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Share Purchase Agreement, which is incorporated by reference hereto as Exhibit 2 to this Schedule 13D.

The Reporting Persons acquired the shares of the Issuer’s Common Stock described in this Schedule 13D for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional shares of the Issuer’s Common Stock from time to time to the extent permitted by the agreements described in this Schedule 13D and applicable law. Any action or actions the Reporting Persons might undertake in respect of its Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Pursuant to the IPO, the Issuer has granted the underwriters in the IPO a 30-day over-allotment option to purchase up to an additional 1,200,000 shares of the Issuer’s Common Stock at the public offering price of $20.00 per share, less sales load (underwriting discounts and commissions).

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The percentages set forth below and on pages 2 through 5 hereof are based on 8,500,100 shares of Common Stock outstanding, as disclosed in the Issuer’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission on February 14, 2011.

(b) (i) Mr. Gross has shared voting and dispositive power with respect to 500,100 shares of the Issuer’s Common Stock, which includes the 500,000 Private Placement Shares held by Solar Investors and 100 shares of the Issuer’s Common Stock held by Solar Management, both of which may be deemed to be beneficially owned by Mr. Gross by virtue of his ownership interests therein. Accordingly, Mr. Gross may be deemed to beneficially own 5.88% of the Issuer’s issued and outstanding Common Stock.

(ii) Mr. Spohler has shared voting and dispositive power with respect to the 500,000 Private Placement Shares, all of which are held by Solar Investors and which may be deemed to be beneficially owned by Mr. Spohler by virtue of his ownership interests therein. Accordingly, Mr. Spohler may be deemed to beneficially own 5.88% of the Issuer’s issued and outstanding Common

Stock. Mr. Spohler may also be deemed to beneficially own an additional 100 shares of the Issuer’s Common Stock held by Solar Management. Mr. Spohler disclaims beneficial ownership over such shares held by Solar Management.

(iii) Solar Investors has shared voting and dispositive power with respect to the 500,000 Private Placement Shares. Accordingly, Solar Investors may be deemed to beneficially own 5.88% of the Issuer’s issued and outstanding Common Stock. Solar Investors may also be deemed to beneficially own an additional 100 shares of the Issuer’s Common Stock held by Solar Management. Solar Investors disclaims beneficial ownership over such shares held by Solar Management.

(iv) Solar Management has shared voting and dispositive power with respect to 100 shares of the Issuer’s Common Stock. Accordingly, Solar Management may be deemed to beneficially own less than 1% of the Issuer’s issued and outstanding Common Stock. Solar Management may also be deemed to beneficially own the additional 500,000 Private Placement Shares held by Solar Investors. Solar Management disclaims beneficial ownership over such shares held by Solar Investors.

(c) Other than the acquisition of the shares of the Issuer’s Common Stock described in this Schedule 13D, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

The Share Purchase Agreement grants certain registration rights with respect to the Private Placement Shares held by Solar Investors. Under the terms of the Share Purchase Agreement, the Issuer agreed to use its commercially reasonable efforts to obtain effectiveness of a registration statement filed with the Securities and Exchange Commission to provide for the resale of the Private Placement Shares within 60 days of completion of the IPO, provided that the Issuer has the right to defer the filing of the registration statement for up to 180 days after the completion of the IPO if the Issuer determines that the filing would be materially detrimental to the Issuer and its security holders. The Issuer will bear all customary costs and expenses incurred in connection with the registration pursuant to the Share Purchase Agreement, and all reasonable expenses incurred in performing or complying with the Issuer’s other obligations related to the registration rights. The Share Purchase Agreement also provides for customary indemnification provisions by and between the Issuer and Solar Investors.

The Private Placement Shares held by Solar Investors are also subject to letter agreements entered into on February 7, 2011 by Michael S. Gross (the “Gross Letter Agreement”), Bruce J. Spohler (the “Spohler Letter Agreement”) and Solar Investors (the “Solar Investors Letter Agreement” and together with the Gross Letter Agreement and the Spohler Letter Agreement, the “Lock-Up Letter Agreements”). Under the terms of the Lock-Up Letter Agreements, Messrs. Gross and Spohler and Solar Investors have agreed that, for a period of 180 days from the date of completion of the IPO, they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of the Issuer’s Common Stock (including the Private Placement Shares) or securities convertible into or exchangeable for the Issuer’s Common Stock. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to the Lock-Up Letter Agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (ii) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Pursuant to the terms of an Underwriting Agreement dated February 24, 2011 (the “Underwriting Agreement”), Solar Management is subject to the same restrictions set forth in the Lock-Up Letter Agreements, including with respect to the 100 shares of the Issuer’s Common Stock held by Solar Management.

The foregoing descriptions of the terms of the Share Purchase Agreement, the Gross Letter Agreement, the Spohler Letter Agreement, the Solar Investors Letter Agreement and the Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to the Share Purchase Agreement, the Gross Letter Agreement, the Spohler Letter Agreement, the

Solar Investors Letter Agreement and the Underwriting Agreement, which are incorporated by reference hereto as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6 to this Schedule 13D, respectively.

Except as otherwise described in this Schedule 13D, there are no agreements, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement, dated March 11, 2011

Exhibit 2	Form of Share Purchase Agreement by and between the Issuer and Solar Investors (incorporated by reference to Exhibit K.4 to the Issuer’s registration statement on Form N-2 filed with the Securities and Exchange Commission on February 14, 2011)

Exhibit 3	Letter Agreement by Michael S. Gross, dated February 7, 2011

Exhibit 4	Letter Agreement by Bruce J. Spohler, dated February 7, 2011

Exhibit 5	Letter Agreement by Solar Investors, dated February 7, 2011

Exhibit 6	Form of Underwriting Agreement by and among the Issuer, Solar Management, Solar Capital Partners, LLC, Citigroup Global Markets, Inc. and certain other underwriters thereto (incorporated by reference to Exhibit H to the Issuer’s registration statement on Form N-2 filed with the Securities and Exchange Commission on February 14, 2011)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2010

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR SENIOR CAPITAL INVESTORS LLC

By:	/s/ Michael S. Gross
Name: Michael S. Gross
Title: Managing Member

SOLAR CAPITAL MANAGEMENT, LLC
By Solar Capital Partners, LLC, its Sole Member

By:	/s/ Michael S. Gross
Name: Michael S. Gross
Title: Managing Member